UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A27/atl

12 September 2002

File No. 82-2947

Securities & Exchange Com
Division of Corporate Financ
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

DEUTSCHE BANK AND UNITED OVERSEAS BANK ANNOUNCE USD 1.33 BILLION SYNTHETIC INVESTMENT GRADE CDO

Dear Sir

We enclose a copy of our Joint News Release dated 12 September 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

Deutsche Bank UNITED OVERSEAS BANK

JOINT NEWS RELEASE

Deutsche Bank and United Overseas Bank Announce USD 1.33 billion Synthetic Investment Grade CDO

Singapore, 12 September 2002 - Deutsche Bank and United Overseas Bank (UOB) today announced a USD1.33 billion Managed Synthetic Investment Grade Collateralised Debt Obligations ("CDO") transaction: 'United Global Investment Grade CDO I'.

A diversified portfolio of US, European and Asian investment grade credit default swaps will be managed by UOB Asset Management. A series of notes with different ratings by Moodys and Standard and Poors will be issued and the repayment of the notes is linked to the performance of this portfolio. Deutsche Bank AG Singapore Branch is Arranger and Lead Manager and United Overseas Bank is Co-Arranger to the transaction.

There are several macroeconomic factors that make timing of this offer attractive to investors seeking enhanced yield, diversity of exposure to the international credit markets and ease of access to a high-grade credit market portfolio. A rebound in economic activity is driving expectation that investment grade corporate credit will outperform. Credit spreads have been resilient to recent equity market weakness, with a greater allocation from equities to fixed income expected.

Anshu Jain, Head of Global Markets and a Member of Deutsche Bank's Group Executive Committee, said, "We are proud to have worked with UOB on this historic transaction. Deutsche Bank is a world leader in structured credit. We believe very firmly that this technology will be widely used by investors in the Asian region to gain optimal exposure to investment grade credit on a global scale."

Terence Ong, Senior Executive Vice President, Global Treasury and Asset Management, United Overseas Bank said, " This deal places UOB as the first Singapore bank to participate in and manage a synthetic CDO of such global diversity and scale. It is part of our strategy to expand our fee-based income and diversify our business outside of Singapore. Investors can benefit from Deutsche Bank's technological capabilities and UOB Asset Management's proven experience and expertise in CDO management".

Loh Boon Chye, Deutsche Bank Head of Global markets, Asia said; "This is a ground breaking transaction for the Singapore market and in the broader Asian region. We understand this is the largest transaction of its kind in Asia and is at the leading edge of innovation in credit derivatives. Its acceptance by investors represents an exciting opportunity for the future development of the CDO market in the region."

About Deutsche Bank

With roughly Euro900 billion in assets and approximately 84,500 employees, Deutsche Bank offers its 12 million clients unparalleled financial services in 75 countries throughout the world. The Bank aspires to be a leading global provider of integrated financial solutions for demanding clients and the pre-eminent bank in Germany generating exceptional value for its shareholders and people.

Deutsche Bank ranks among the global leaders in corporate banking and securities, transaction banking, asset management, and private wealth management, and has a significant private & business banking franchise in Germany and other selected countries in Continental Europe.

About United Overseas Bank

UOB is a leading bank in Singapore, providing a wide range of financial services through its global network of 253 offices, branches and subsidiaries in 18 countries in the Asia-Pacific region, Western Europe and North America.

Its banking subsidiary in Singapore is Far Eastern Bank, while its banking subsidiaries in the region are United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank in Thailand and United Overseas Bank Philippines.

As at 30 June 2002, the UOB Group's first half results recorded total assets of S$108.5 billion and was the most profitable Singapore bank with a Net Profit After Tax of S$591 million. UOB's vision is to be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service.

Contacts

Deutsche Bank:

Kelvin Wong
Director, Structured Credit
Tel.: (852) 2203-8376
Email: kelvin.wong@db.com

Michael West
Director, Communications & Marketing
Tel: (61-2) 9258 2505
Email: michael.west@db.com

United Overseas Bank:

Tay Teck Chye
Director, Global Treasury
Tel: (65) 6539 8922
Email: Tay.TeckChye@UOBgroup.com

Peter Heng
FVP, Corporate Affairs
Tel: (65) 6539 3980
Email: Peter.HengYS@UOBgroup.com